John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

July 8, 2011

VIA EDGAR CORRESPONDENCE

Stephanie Hunsaker

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:          Citigroup Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 5, 2011

File No. 001-09924

Dear Ms. Hunsaker:

Enhancement of Citigroup Inc.’s (“Citigroup” or “Citi”) disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) and one that we consider in all our filings.  This letter sets forth the revised response of Citigroup to the Staff’s comment #26 contained in the Staff’s letter dated May 27, 2011.  For your convenience, the text of the Staff’s comment #26 is set forth in bold below, followed by our revised response.

26.  On a related note, we were unable to locate disclosure of your total involvement with the re-securitization trusts’ assets within your tabular disclosure on page 212.  Please tell us and revise future filings to disclose where your total interest with these re-securitization trusts is presented within this tabular disclosure.

Citi’s response to comment #26 that was included in our letter to the Staff dated June 29, 2011 was as follows:

“Citigroup includes both its private-label and agency re-securitization VIEs in the Mortgage Securitization line item in the first table in Note 22, Securitizations and Variable Interest Entities, under Non-agency-sponsored and U.S. agency-sponsored, respectively.  In future filings, Citigroup will add a footnote to the table to clarify the location of the disclosure.”

Subsequent to submitting our response, we realized that it was incorrect because the re-securitization VIEs were in fact not included in the table on page 212.  The positions that Citigroup holds in the re-securitization VIEs are held by market-making businesses and classified as Trading account assets.  Citigroup has no other variable interest in these re-securitization entities.  In future filings (starting with our Form 10-Q for the second quarter 2011), Citigroup will include both its private-label and agency re-securitization VIEs in the Mortgage Securitization line item in the first table in our Securitizations and Variable Interest Entities Note, under Non-agency-sponsored and U.S. agency-sponsored, respectively.  In addition, Citigroup will revise the comparative disclosures in this table as of December 31, 2010 to consistently include our involvement with re-securitization trusts.  As we previously responded, Citigroup will also add a footnote to the table to clarify the location of the disclosure.

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In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach

John C. Gerspach
Chief Financial Officer